

OFFERING MEMORANDUM

facilitated by



Flying Leap Vineyards, Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Flying Leap Vineyards, Inc.
State of Organization	AZ
Date of Formation	11/17/2010
Entity Type	Corporation
Street Address	7312 E 45th St, Tucson AZ, 85370
Website Address	flyingleapvineyards.com

(B) Directors and Officers of the Company

Key Person	Marc Moeller
Position with the Company Title First Year	 Vice-President 2010
Other business experience (last three years)	• **Vice-President** (*Flying Leap Vineyards, Nov. 2010 - Present*) — Responsible for executing the vision of the President & CEO and implementing strategies to achieve company goals. • **Data Analyst** (*Tucson Medical Center, April 2013 - May 2023*) - responsible for managing the data flow, storage and security for the hospital's revenue cycle, including the hospital's digital records system.

Key Person	Mark Beres
Position with the Company Title First Year	 President & CEO 2010
Other business experience (last three years)	• Principal Engineer (Raytheon Missiles & Defense, Nov. 2006 to the Present) - turbine engine design, test and integration

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Marc Moeller	26.4%
Mark Beres	100%

(D) The Company's Business and Business Plan

We've Built an Amazing Operation

Flying Leap has more than a decade of experience building infrastructure. From three successful farms to a winery, distillery and myriad of cellaring facilities, Flying Leap's team is an assemblage of true talent, expert engineering and discipline.

The Team

Mark Beres, President & CEO

Mark Beres is the President, Chief Executive Officer & co-founder of Flying Leap, a southern-Arizona vineyard, winery, distillery and distribution company headquartered in Tucson. The company operates four grape vineyards in southern and southeastern Arizona and has been farming grapes in Arizona since 2011. A native of Washington State, Mark grew up in Walla Walla, one of Washington's most exclusive winegrowing regions – his formative years spent steeped in agriculture and ranching. He has several years of successful large-scale commercial viticulture experience, including all aspects of vineyard development, operations and harvesting. Mark is a 1991 graduate of the United States Air Force Academy with a degree in Aerospace Engineering and served our nation as a pilot, with more than 3,800 hours flying a diverse array of aircraft in multiple roles. He graduated from the US Naval Test Pilot School and finished out his career as a developmental test pilot. Mark retired from military service in 2006 and moved to Arizona, where he worked for Raytheon doing both air breathing engine design, development and testing work for multiple programs across Raytheon's missile portfolio. A highly successful entrepreneur, Mark leads Flying Leap's core teams – agriculture, production, sales & marketing, and investor relations.

Marc Moeller, VIce-President & Treasurer

Marc is originally from San Diego, California, the son of German and Swiss immigrants. Fully bilingual in German and English, Marc has engineering degrees from the US Air Force Academy and University of Washington, as well as a business degree and full certification in winemaking from the University of California at Davis. Marc has a substantial career in both wine production and business, as well as a decorated background serving our country as a pilot where he flew VIP transport for both the German Chancellor in an Airbus 330 and the US Vice President & Secretaries of State in a Boeing 757. Along with Mark Beres, Mr. Moeller is an original founder of the company and integral part of its operations

Why Arizona?

Many people are at-first surprised to find that there is world-class wine grown, produced and bottled in Arizona. Be rest-assured, Arizona is among America's most unique and distinctive wine production regions. Let's go over some of the wonderful details of Arizona and wine.

- Arizona's wineries are a nationally-recognized source of world-class wines.
- Arizona has three (3) federally-recognized growing areas: (a) Willcox, where 75% of the state's vintage is produced; (b) Sonoita, where about 10% is produced; and finally (c) Verde Valley, where less than 5% of the state's vintage is grown. Flying Leap owns and successfully-operates vineyards in the Willcox and Sonoita AVAs.
- Statewide, acreage in grapes (both wine and other grapes) has nearly doubled from 942 acres in 2012 to more than 1,500 acres in 2017 (USDA, 2017)
- Between 1999 and 2019, the number of bonded wine producers in Arizona increased from 12 to more than 120. As of 2019, there were 125 bonded wine producers in Arizona (USTTB, 2019)
- The value of grapes produced by Arizona vineyards in 2019 was an estimated $9.3 million (Univ. of Arizona, 2021)
- The total revised contribution of Arizona's wine industry to the state economy in 2019 was $133 million in sales and $68.7 million in gross state product (Id.)

- Current production and sales by Arizona vineyards and wineries directly supported an estimated 651 jobs. Through indirect and induced multiplier effects, an additional 414 jobs were supported in other industries within the state (Id.)
- Wine has been made in Arizona since the 18th century when Spanish missionaries planted vineyards near Tubac south of Tucson

Distribution Sales v. Self-Distribution Sales

About 20% of the company's distribution sales revenue is generated from its self-distro program; that is, the revenue from sales of wine & spirits to accounts the company services directly. The remainder (80%) comes from sales of wine & spirits to a licensed distributor.

Flying Leap transitioned to this hybrid model in April 2023. Prior to this, the company generated 100% of its distribution sales by way of self-distribution. The transition to a distributor afforded numerous benefits to the company, not the least of which was the ability to promote its products and brand to more resellers and grow its account base. Since April, Flying Leap's total distribution portfolio has grown to exceed 400.

The History of Flying Leap Vineyards

Truly, Flying Leap is among the most unique wine and spirits companies in the United States today. Headquartered in Tucson, Arizona, the Company enjoys profits from its high margins, which derive from its uber-efficient production & cellaring operations and high degree of vertical integration. Flying Leap is a hybrid craft operator, producing both wine and distilled spirits under the same corporate banner. Flying Leap also has two well-established distribution programs with strong statewide sales. Founded by three former Air Force pilots in 2010, Flying Leap today comprises a unified team with a determined and passionate goal to provide customers with the finest in ultra-premium, craft-made wines and distilled spirits. We grow our winegrapes in southeastern and southern Arizona, as well as in the shadows of the Andes mountains. So sit back and relax, friend, because you're in for a treat! You're about to read the epic origin story of Arizona's fastest growing and most dynamic wine and spirits company.

Opportunity

Help be a part of our success. We seek to raise $350,000 in new capital for constructing a bottling & filtration workshop/dry storage facility at our winery estate in Elgin, Arizona.

- Flying Leap is a highly-efficient, profitable craft wine & spirits company headquartered in Tucson, Arizona
- This is the 2nd capital raise by Flying Leap on the Mainvest platform. In the first, we raised $124,000. These funds were used to design, platte and conduct all the pre-work necessary to build the facility
- Flying Leap has reliably posted full quarterly repayments to Mainvest investors since Q1/2023
- Flying Leap has been in business since November 2010 (we are not a startup, but rather a well-established craft wine & spirits operation in the American southwest)
- Flying Leap is highly vertically integrated, with more than a decade of successful grape viticulture in southeastern Arizona and production/cellaring operations, as well as substantial retail and distribution success in the state of Arizona
- Flying Leap has expert talent deployed in all facets of its operations: agriculture, wine & spirits production, cellaring operations and distribution sales
- Flying Leap's assets are estimated at $16M-$30M, with annual revenue of approximately $2.4

million and EBITDA of about $500k. Flying Leap's primary capitalization comes from a group of 54 shareholders, the US government Small Business Administration (SBA) and bank financing secured by the US Department of Agriculture, as well as a small component from investors on the Mainvest platform in our prior successful capital raise

- Flying Leap has four (4) matured, fully-producing grape vineyards in the state of Arizona. Three share borders and are located in southeastern Arizona near the city of Willcox, and the last is located at the company's winery estate in Elgin, AZ. The company's grapes are very distinctive, grown in geographically-recognized American Viticultural Areas (Willcox and Sonoita)
- Flying Leap's financials have been professionally-reviewed by CPA firm Tesseract Advisory Group, LLC, and the review is available for Mainvest investors to review in our documents section

Our Mission

Flying Leap's mission is to celebrate the intersection of tradition and innovation in the world of wine and spirits. We do this by using time-honored production techniques while embracing new, cutting-edge approaches, and we seek to create products that pay homage to the rich heritage of winemaking and distillation while also pushing boundaries and exploring new frontiers. Through our commitment to experimentation, creativity, and the relentless pursuit of flavors, we aim to captivate discerning palates and inspire a sense of wonder and discovery. We are driven by a passion for the art of fermentation and distillation, and our mission is to share that passion with others, sparking conversations and forging connections through the joy of exceptional wines and distilled spirits.

Flying Leap's Iconic Logo

In its final form, the Flying Leap triskelion consists of three interlocked leaves, each forming a distinctive letter. The upper and leftmost leaf forms the letter "F", for "Flying". The upper right leaf forms a backward "L" in motion, for "Leap". The single bottom leaf is a "V", for "Vineyards". The three leaves together form a logogram for "FLV", the letters of the Company's name. The leaves themselves represent three distinct themes. The first is the lifelong friendship of the Company's three founders, established by the interlocked configuration of the logogram. The second is the leaves themselves, which symbolize Flying Leap's agricultural basis and founding as a farming operation. The third is the angular clocking of the leaves, which form a propeller symbolizing the three founders' diverse backgrounds in military aviation.

Origin of the Name "Flying Leap"

Flying Leap was originally incorporated as "Saguaro Canyon Vineyards", a name Beres had created quickly and, generally speaking without much thoughtful consideration. The new company needed a name, and this sounded nice, had some southwest lingo in it and there were a lot of wineries out there who used canyon in their name and products. In July of 2011, Moeller became restless over the Company's name, which in his opinion was underwhelming, needlessly simpleton and lacked marketing power. He expressed his discomfort with it to Beres and Kitchens, who reluctantly concurred, and Marc led the effort to re-brand the new winery by gathering new name options that better fit the Company's story.

Distribution Model

Flying Leap's current licensing structure allows for the company to self-distribute its wine and spirits directly to resellers. Not all states allow this. Flying Leap has created a unique hybrid distribution model where the company both self-distributes and has its portfolio distributed by a licensed Arizona distributor. The programs are separated by geographical territory within the state.

The Competition

In the American winery and distillery industries, Arizona accounts for a small percentage of the country's production. Though Arizona's position nationally is small, Flying Leap's position within the Arizona market is quite large.

- Flying Leap's primary competitive advantage is its production efficiency. The company can produce a comparably-excellent product to its peers but at a substantially lower cost basis, and thus operate at higher margins
- Flying Leap comes to market with a vastly larger and more diverse product portfolio than its peers, and thus provide customers with a more compelling wine country visit
- Vertical integration - Flying Leap enjoys a higher degree of vertical integration than its competitors, thus allowing for greater efficiencies, economies of scale and better margins on sales

For about a month, they wrangled over different names in brainstorming sessions and came up with a list of nine new names. These were:

Flying Leap, Zero Gravity, Altitude, Elevation, Volando, Elation, Altitude, Area 91 (signifying the year Beres & Moeller graduated from the Air Force Academy) and Horny Toad. Additionally, they conceived two choices for the ending to the name: Wineworks or Vineyards (e.g., Volando Vineyards vs. Altitude Wineworks). The founders commissioned a comprehensive name and wine business information survey to solicit feedback on these name choices. The survey was designed to ask a variety of questions related to the names and, by way of a rubric of weighted criteria determine the most compelling name from the list. It was also designed to determine which finishing line people preferred. To get as many responses as possible, the founding trio entered the name of anyone who completed the survey into a pool for a drawing to receive a free iPad, and the survey went out literally worldwide. People were encouraged to share it with their friends and family, and to encourage them to further share it. This strategy worked well, as the company received thousands of survey responses. The survey remained open for months, and the results were as valuable as they were full of insight in to customer preferences and wine behavior. As for the naming aspects, the results were as follows:

Intended Use of Funds

Funds obtained from Mainvest investors will be used to build a dry storage facility at the company's winery estate. The new facility will later house high speed bottling & filtration equipment, as well as serve as a storage facility during other times when bottling and filtration operations are not being done.

- Dry storage is required to allow for storing large quanitities of bottles, and other supplies in sufficient quantity to allow for rolling production at 10,000 liters per week

Business Model

Flying Leap's business model is very unique in the world of wineries and distilleries for two reasons. First, the company is a rare hybrid, producing both wine and distilled spirits with great efficiency. Second, the company has a very high degree of vertical integration.

- Flying Leap owns & operates four mature grape vineyards in the state of Arizona with more than a decade of demonstrated viticulture success.
- Flying Leap produces both wine and distilled spirits from its harvests in separate facilities co-located on a single winery estate.
- Flying Leap's broad production capabilities mean we operate at a much higher level of efficiency than comparble wineries or distilleries in our market, which results in significantly better margins than our competitors.
- Flying Leap has a successful network of retail venues with a long history of profitable operations & cash flow.
- Flying Leap has a well-established & growing portfolio of statewide product distribution served by two separate programs.

Our Story - How We Got Started

The Spark

The initial idea for a farm winery was conceived in the summer of 2010, when on vacation Mark Beres and his girlfriend (now wife) randomly visited a small farm winery named Glacier Peak in Rockport, Washington (near Bellingham). The venue was for sale, which sparked a discussion between Mark and Michelle about a life in the wine industry. Though not in any way fully-committed to the idea, on returning home to Arizona Mark contacted the selling broker for information about the offering. At the time, buying a small winery in Washington state was as impractical as it was financially-impossible, but this timely and seemingly-insignificant visit was what created the initial spark that would one day become Flying Leap Vineyards. At the time of this visit, Mark's mindset was one of career uncertainty and openness to a new career, life and locale.

Mark Beres and The Founding of Flying Leap

Mark Beres is a Washington state native, having grown up in Walla Walla, a worldly-recognized wine production region in the state's southeast corner. Having been forged in a wine region, he was familiar with wine both as a product and beverage, and wineries were familiar venues. Grape vineyards and agriculture in general were familiar environs and thus part of his natural habitat. So a farm winery business was neither abstract nor distant dreaming; rather, it was a plausible business concept consisting of an array of familiar elements. Moreover, its outward perceptions, which Mark then-shared of its idyllic, slower paced and morepeaceful lifestyle were appealing for a number of reasons, not the least of which were the chaos and turmoil in his personal life he had somehow survived from 2001 to 2009. A new life in wine growing seemed at the time to offer great benefits, not the least of which was an opportunity for him to molt; that is, to shed his past life and emerge into something new. This allure was very attractive to him personally, and it was the strongest driving force that initially propelled the idea forward, from concept to paper to land, and eventually to one of the American southwest's most successful farm wineries and iconic wine & spirits brands.

Mark had relocated to Tucson in October of 2006 following an at-times tumultuous and stressful career in the USAF. He graduated from the USAF Academy in 1991 with a degree in Aerospace Engineering and served as a pilot in a variety of roles and missions across the span of more than 15 years. A graduate of the US Naval Test Pilot School, he served as a developmental test pilot for many years before retiring early in 2006. He moved to Tucson to take up an engineering position with Raytheon Missile Systems. Initially hired to conduct flight testing, he was assigned to the engine team on the Tomahawk cruise missile program shortly after his arrival at the company doing design, integration and testing work on the weapon's propulsion system. At the time, the country at-large was experiencing what came to be known as "The Great Recession", and economically-speaking times were hard. The government had invoked a sequestration agreement made in Congress to reduce defense and social programs spending, and the adverse impact on jobs at the nation's defense contractors was substantial. At the time, it wasn't uncommon at Raytheon to hear the out-of-place sound of footsteps shuffling down the hall, where dual representatives from the Human Resources office would stop, knock and enter work areas to call out people by name and whisk them off to a private area to announce to them that they were being laid off. As a relatively new employee at the time, Mark lacked seniority at Raytheon and assumed he would be let go as well. He was convinced that soon those footsteps would be coming for him. But, he liked Tucson, had established a meaningful relationship with Michelle there and wanted to stay. All of this created an environment where Mark's mindset was ripe for "something else" in terms of life and career, some out of want but mostly out of need. Quite frankly, he feared being laid off mostly because it would almost certainly result in his having to relocate elsewhere for a new career. Having planted roots in Tucson, he liked the locale and wanted to stay.

Marc Moeller Joins Flying Leap

Marc Moeller and Mark Beres began their friendship in June 1988. At the time, both had just completed their freshman year at the USAF Academy in Colorado Springs, Colorado, and they were beginning a summer program in the basics of parachuting. On the first day of class, the students assembled in a building designated for practicing parachute landing falls. At the beginning of the opening session, the senior cadre directed the new students before them to partner up with a buddy for drills. As fate would have it, Marc Moeller and Mark Beres were unknowingly standing next to each other that morning, and neither knowing anyone else in the class partnered up for the day's drills. This chance meeting set the basis for a lifelong friendship that would eventually lead to the establishment of Flying Leap Vineyards in Tucson, Arizona two decades later.

Marc and Mark had often talked of life after the military, of going into business together in some endeavor, so the idea for a mutual business collaboration was a topic both had discussed over several decades. Mark Beres retired from military service years ahead of his peers, including Moeller. So by the time Flying Leap was being envisioned, Beres was already well established in a new life as a civilian. In 2010 Moeller's retirement was within view, and he was seeking out a new career as a follow on to his service in the USAF. So 2010 was a ripe period in Marc Moeller's life, a time when the end of his military career was in view and the uncertainty of what to do after was a daily thought. He was in career search mode.

As it turns out, during this ripe period in what would later be characterized as a very timely phone call on October 10th, 2010, Mark discussed his farm winery business idea with Marc Moeller. At the time, Marc was living in Alexandria, VA and was still on active duty in the USAF stationed at Andrews AFB serving as a VIP pilot of Air Force 2. Marc expressed interest in being a part of the operation, so Mark followed up with an email laying out the basics of the plan - location, cost estimates, revenues, etc. On October 11th (the next day), Marc wrote back with a commitment to be a part of the operation, and he signed up for classes at the UC Davis wine school that afternoon.

Over the course of the next several months, Marc and Mark would collaborate on developing a model of the business, which they programmed into a detailed spreadsheet. In a flurry of emails between Mark in Tucson and Marc in Alexandria with handwritten notes and scanned scribbles on scratch paper, this tool, which was constantly revised on a daily basis as more information became known, proved to be exceptionally valuable. It allowed them to vary things and see how these variations impacted the Company's bottom line. While the actual numbers may have been off, the non-parametric relationships between the variables were quite accurate. For example, their modeling revealed that vine mortality was a far less significant variable than vine yield, which would later prove to be a very lucrative finding that gave Flying Leap substantial competitive advantage many years later.

Tom Kitchens Joins Flying Leap

Having joined forces in October 2010, Mark Beres and Marc Moeller filed Flying Leap's articles of incorporation with the Arizona Corporation Commission the next month in November. Originally slated as "Saguaro Canyon Vineyards" and incorporated thusly, the Company's corporate charter and founding documents were published in December 2010, though the Company uses November 2010 as it's official date of formation. While the paperwork was moving through the system to establish the new corporation, Mark and Marc were working on developing their new acreage in Willcox and refining the business plan and operating model they'd started earlier.

When the new year arrived in 2010, the actual work of starting the new farm winery was well-underway at a remarkable pace. Mark and Marc had purchased land, legally-formed the business entity, written a comprehensive business plan, and they had begun negotiating with an array of vendors whose services were needed to convert their land into a plantable space. They were crafting a water strategy, designing their vineyard's irrigation system and coordinating with utility companies to install power to the new vineyard infrastructure. With the help of a paid consultant, they had chosen the first five grape varietals and lodged orders with nurseries in California and Washington state. Most importantly, they had chosen a date to plant the new vineyard. This served as a guiding star for the new business - their work had to be completed in time to plant the vineyard in April.

During this frenzied, poorly-organized planning and development phase in early 2011, the two had made mention of their new winery business idea to Tom Kitchens. Tom was a mutual lifelong friend from Mark & Marc's days as cadets at the Air Force Academy, and at the time he was living in Seattle, Washington where he served in the Air Force Reserve flying strategic airlift missions out of McChord AFB near Tacoma. A native of Costa Mesa, California, "Kitch" expressed interest in joining the endeavor as an investment partner. To see the operations, Kitch came down to Arizona to take part in the planting of the Company's Block 1 vineyard in the Kansas Settlement near Willcox. After his visit and a flurry of emails, Kitch entered the fray as a founding partner in May of 2011.

And thus Flying Leap's trio of founders came together as friends and business partners to establish a farm winery endeavor in Arizona. But what to call it. That story is next.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$124,000
Offering Deadline	February 2, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
High-speed, Automated Bottling Line	$115,630	$233,125
Mainvest Compensation	$8,370	$16,875
TOTAL	$124,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as

"Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.45 x 1.35 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.61%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$124,000	1.0%
$155,500	1.2%
$187,000	1.5%
$218,500	1.8%
$250,000	2.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.45x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.35x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Flying Leap VIneyards, Inc.
Number of Shares Outstanding	1,998
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Shares have been purchased by individual investors apart from the Mainvest platform and capitalization model

Name of Security	Revenue Sharing Notes
Number of Shares Outstanding	167132
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	These are debt securities and do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Marc Moeller	26.4%
Mark Beres	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index

Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First Interstate Bank	$3,918,071	4.17%	08/01/2051	USDA Secured
Ford Credit	$15,626	2.90%	02/21/2026	Delivery Van/21 Tran. Connect
EIDL	$499,900	3.75%	04/01/2050	First Round EIDL Financing
EIDL	$487,500	3.75%	03/01/2052	Second Round EIDL Financing
Revenue Share Notes	$167,132	%	06/30/2028	Flying Leap Vineyards & Distillery must report its revenue each quarter and share 1% with investors until a total of $181,020 is shared.

(Q) Other Offerings of Securities within the Last Three Years

September 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $124,000 Please refer to the company's Form C/U dated January 9th, 2023 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Flying Leap Vineyards & Distillery has been operating farming operations since April 2011, retail DTC ("Direct-to-Consumer") since February 2013, and wholesale sales of wine and distilled spirits since October 2018. In this time, we've achieved the following important milestones:

- Opened five (5) Arizona retail locations. We have tasting rooms in Elgin (2), Tucson, Tubac and Prescott

- Achieved revenue of $1.2 million in 2018, which then grew to $2.3 in 2021.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,826,103	$3,960,000	$4,237,200	$4,449,060	$4,582,531
Cost of Goods Sold	$769,247	$1,320,000	$1,412,400	$1,483,020	$1,527,510
Gross Profit	$2,056,856	$2,640,000	$2,824,800	$2,966,040	$3,055,021
EXPENSES					
Rent	$118,655	$121,621	$124,661	$127,777	$130,971
Salaries and wages	$647,538	$907,345	$970,859	$1,019,401	$1,049,982
Management Compensation	$132,731	$185,985	$199,003	$208,953	$215,221
Taxes & Licenses	$118,655	$121,621	$124,661	$127,777	$130,971
Advertising	$55,047	$56,423	$57,833	$59,278	$60,759
Repairs & Maintenance	$43,816	$44,911	$46,033	$47,183	$48,362
Interest	$164,884	$164,884	$164,884	$164,884	$164,884
Depreciation	$312,424	$312,424	$312,424	$312,424	$312,424
Event Expenses	$14,186	$14,540	$14,903	$15,275	$15,656
Tasting Room Supplies	$10,498	$14,710	$15,739	$16,525	$17,020
Education and Training	$14,415	$14,775	$15,144	$15,522	$15,910
Office Supplies	$25,562	$26,201	$26,856	$27,527	$28,215

Auto and Truck Expense	$7,242	$7,423	$7,608	$7,798	$7,992
Health Insurance	$9,364	$9,598	$9,837	$10,082	$10,334
Sales Tax	$106,790	$149,636	$160,110	$168,115	$173,158
Fuel	$15,115	$15,492	$15,879	$16,275	$16,681
Business Insurance	$16,614	$17,029	$17,454	$17,890	$18,337
Worker's Comp Insurance	$50,215	$51,470	$52,756	$54,074	$55,425
Tools and Equipment	$15,175	$15,175	$15,175	$15,175	$15,175
Travel	$8,921	$8,921	$8,921	$8,921	$8,921
Legal and Professional Services	$17,610	$18,050	$18,501	$18,963	$19,437
Equipment rental/lease	$13,884	$13,884	$13,884	$13,884	$13,884
Utilities	$18,547	$18,547	$18,547	$18,547	$18,547
Operating Profit	$118,968	$329,335	$413,128	$473,790	$506,755

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has raised money using Regulation Crowdfunding before, and therefore will file any necessary reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$6,104,326.00	$5,530,276.00
Cash & Cash Equivalents	$478,448.00	$363,583.00
Accounts Receivable	$12,080.00	$113,949.00
Short-term Debt	$427,417.00	$708,898.00
Long-term Debt	$4,615,990.00	$3,890,040.00
Revenues/Sales	$2,263,613.00	$2,038,318.00
Cost of Goods Sold	$288,890.00	$690,504.00
Taxes Paid	$0	$0
Net Income	$-13,717.00	$-652,775.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V